MICROS Systems, Inc	7031 Columbia Gateway Drive
Columbia, MD 21046-2289

April 15, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn: Craig Wilson, Senior Assistant Chief Accountant, Brent Watson, Staff Accountant

Re:          MICROS Systems, Inc. (File No.  000-09993)

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for the fiscal quarter ended September 30, 2004

Form 10-Q for the fiscal quarter ended December 31, 2004

Dear Mr. Wilson, and Mr. Watson:

On March 21, 2005, I received your letter dated March 21, 2005 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to MICROS Systems, Inc.’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2004 (the “2004 10-K”) and Forms 10-Q for the quarterly periods ended September 30 and December 31, 2004.  In response to the comments provided to me in this Letter, I am providing a detailed explanation as well as any supplemental information requested.  For your convenience, we have repeated each of the Staff’s comments in bold prior to our responses, and we have included in our responses, as exhibits, various referenced pages from our 2004 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.              Where you identify two or more sources of a material change, we note the dollar amount that each source contributed to the change is not disclosed. Examples include, but are not limited to:

•                  The increase in 2004 hardware revenue due to sale of the Workstation 4 offset by a decrease in the sale of PC Workstations;

•                  The increase in 2004 software revenue due to various rollout programs and the sale of Datavantage’s suite of software products;

•                  The increase in service revenue due to increased support revenues and increased installation revenue from the continued expansion of the MICROS customer base as well as the recurring support revenue of existing customers and the addition of professional services and support provided by Datavantage; and

•                  This increase in selling, general and administrative expenses due to the acquisition of Datavantage, increase in salaries and foreign exchange.

Refer to SEC Release Nos. 33-8350 and 33-6835 and explain to us what consideration you gave to providing these disclosures throughout your MD&A.

Comment 1 Response:

Our reporting objective in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is to provide readers information in a “clear and straightforward manner” that enables “investors an opportunity to look at the company through the eyes of management.”  We believe this reporting objective is met by providing the context in which information should be analyzed, and by providing information in order to help an investor ascertain whether or not past performance is indicative of future performance.  We are relying on the interpretive guidance provided in SEC Release Nos. 33-8530 and 33-6835 in making our disclosures.

In our filings, we disclosed in MD&A the reasons for the changes between two or more sources to the extent, we believe, it will provide readers an understanding of the business as a whole.  After careful consideration of each disclosure, we did not include dollar amounts in instances when providing that information would overly complicate a reader’s understanding of the business as a whole, provide a level of detail that would be overly burdensome or unnecessarily provide to our competitors a competitive advantage.  In other instances, in accordance with Instruction 4 of Item 303(a), we did not include dollar amounts where it would create repetition of line items or where the figures were readily computed from the financial statements or supporting tables.

However, we note the Staff’s comments and will address these by further expanding our disclosures.  Where appropriate, we will include additional tables and narratively expand upon the specific details of each material change presented.

The examples provided to us in your comment are illustrated and described further below in order to describe our consideration of these specific disclosures as well as other disclosures not presented herein.

The increase in 2004 hardware revenue due to sale of the Workstation 4 offset by a decrease in the sale of PC Workstation

In our discussion of year-over-year changes in revenue in our MD&A, we breakdown changes in revenue from 2003 to 2004 by sales mix (hardware, software and service), which management believes is useful to investors in understanding our business as a whole (see 10-K Ex. 5 & 7).  We do not quantify the drivers within individual categories beyond this level of detail, a practice which is in line with the disclosure practice in our industry.  Further, management does not believe that this information is necessary to an understanding of the changes that are described in narrative form in our disclosure and that, pursuant to Interpretive Release No. 33-6835, Section III.D., first paragraph, quantifying the drivers behind the changes in revenue by sales mix is not required.

Management believes that the disclosure on page 22 (see 10-K Ex. 5) analyzing the changes in hardware revenue meets the requirements of Interpretive Release No. 33-6835 because we identify the increase of approximately $14,627,000 in hardware revenue as:

•                  primarily due to the sale of Workstation 4, which was released in the fourth quarter of 2003 and, therefore, had a significantly greater impact on 2004 results than on 2003 results

•                  and offset by a decrease in the sale of PC Workstations, which constitute an older technology platform being replaced by Workstation 4.

With respect to the increase in Workstation 4 sales, we describe, on page 5 of our 10-K, the product and its recent addition to our suite of products (see 10-K Ex. 2). We believe this information provides the basis for understanding our overall businesses and product offering.

Supplementally, we do not consider customer specific or product level specific dollar amount information helpful in meeting our reporting objectives for the following reasons:

•                  No customer is considered a material customer requiring disclosure — No customer accounts for more than 10% of consolidated revenues (Regulation S-K; 229.100; Item 101(c)(iiv)), and the loss of any current customer would not significantly impact our results;

•                  Our ability to provide detailed customer information publicly is usually contractually limited by the agreement with the customer; and

•                  We do not consider dollar amount detail, by customer, information that is comparable with our competitors public disclosures including but not limited to NCR Corporation (Symbol: NCR), International Business Machines (Symbol: IBM), Radiant Systems (Symbol: RADS), and Par Technologies (Symbol: PTS).

One example of how a customer may contractually limit our ability to disclose its purchasing information is as follows:

•                  The XYZ Corporation is protective of the use of its brand name. When we sell our product to the XYZ Corporation, XYZ stipulates in the contract that we must separately negotiate permission to use its name associated with the purchase.  In this example, the XYZ Corporation would require that we pay a fee of $1,000,000 if we disclose that they are our customer; providing this disclosure and paying this fee is not in the best interest of our shareholders.

The increase in 2004 software revenue due to various rollout programs and the sale of Datavantage’s suite of software products

Management believes that the disclosure on page 22 (see 10-K Ex. 5) analyzing the changes in software revenue meets the requirements of Interpretive Release No. 33-6835 because we identify the increase of approximately $14.9 in software revenue as:

•                  Primarily due to an increase in volume purchases from a number of customers (i.e. rollout programs)

•                  Software product offerings by Datavantage, which we acquired effective May 1, 2003 and, therefore, had a significantly greater impact on 2004 results than on 2003 results.

Our disclosure does not provide specifics of those multiple site customer sales (rollout programs) as we believe it would affect future prices obtained for the same product.  Each major sale is a set of specific facts and circumstances; these include software requirements, development needs, hardware configuration, customer commitments, and geographic issues.  Accordingly, each contract is negotiated separately with each customer.  We do not want future negotiations with potential customers to be adversely impacted by disclosing customer pricing details. Our sales strategy is to negotiate our prices from a set of list prices, and we do not want potential future customers basing their pricing decision on another customer’s price who may have entirely different facts and circumstances. Depending on the customers situation, we offer certain incentives from our list price, and not from another customer’s price.

In addition, some of our multiple site customers require that their purchasing information not be disclosed unless negotiated as part of the agreement (see XYZ Corporation example above).  We do, on occasion, obtain our customer’s permission to disclose their purchase information, and have detailed those customers in Part 1, Item 1 — “Business” in our Form 10-K.  Also, when we obtain a customer’s permission to disclose their purchase publicly, we issue, separately, an independent press release. However, we still do not include pricing information for the reasons already provided.

Lastly, we do not provide the specific details of the increases from Datavantage, our newly acquired subsidiary, because we felt the disclosures made in other parts of the filing related to the acquisition of Datavantage was sufficient, specifically pages 3, 6 and page 18 of our 2004 Form 10-K (see 10-K Ex. 1, Ex. 3, & Ex. 4).

The increase in service revenue due to increased support revenues and increased installation revenue from the continued expansion of the MICROS customer base as well as the recurring support revenue of existing customers and the addition of professional services and support provided by Datavantage

Management believes that the disclosure on page 22 (see 10-K Ex. 5) analyzing the changes in service revenue meets the requirements of Interpretive Release No. 33-6835 because we identify the increase of approximately $52.1 million in service revenue as:

•                  mainly due to increased support and installation revenue from new customers;

•                  along with support revenue from existing customers

The primary reason our service revenue increases as our customer base grows is because our customers prefer a “one-stop-shop” for all their IT needs. We do, however, have customers and prospects who prefer to support the product themselves. Since each sale is a set of specific facts and circumstances, and those facts and circumstances are negotiated separately with each and every customer, identifying every variable associated with our service revenue is not meaningful.  Competition, level of a customer’s Information Technology (“IT”) expertise, a customer’s financial constraints, and various other market and customer specific factors impact our customers purchasing behavior toward service and support.

However, we note the Staff’s comment and will address this by further expanding our disclosures related to the recurring nature of our service maintenance revenue.  Where appropriate, we will include additional tables and narratively expand upon the specific details of each material change presented.

This increase in selling, general and administrative expenses due to the acquisition of Datavantage, increase in salaries and foreign exchange

On page 23 of our 2004 Form 10-K (see 10-K Ex. 6), we describe the drivers behind the $22.6 million increase in selling, general and administrative expenses as:

•                  primarily due to $13.0 million in expenses related to the acquisition of Datavantage which had a significantly greater impact on 2004 results than on 2003 results;

•                  salary increases and related salary expenses (primarily from annual merit increases and the rising cost of employee related expenses (e.g. healthcare and 401(k) match);

•                  the effects of foreign currency related changes; and

•                  $1.3 million of expenses related to compliance with our obligations under Section 404 of the Sarbanes-Oxley Act.

In future filings, we intend to clarify the components of salary increases and related salary expenses in order to assist a reader in assessing the impact of such items on our operations as shown in the following example:

Selling, general and administrative expenses increase $22.6 million, or 17.1%, in fiscal year 2004 compared to fiscal year 2003. Approximately $13.0 million of this increase is the result of the acquisition of Datavantage. We acquired Datavantage on May 1, 2003. As a result, in fiscal year 2003, we recorded only two months of SG&A expenses related to Datavantage compared to twelve months expense recorded in fiscal year 2004. In addition, we incurred $1.3 million of additional expenses related to compliance with our obligations under Section 404 of the Sarbanes-Oxley act. The remaining $8.3 million increase is primarily a result of salary costs due to annual merit increases and the rising cost of employee related expenses (i.e. Healthcare, 401(k) match), which coupled to a lesser extent with foreign currency related changes have contributed to the overall increase in SG&A expenses, comparatively.

2.              We note that foreign currency exchange rates appear to have a significant impact on your results of operations. What consideration did you give to providing sensitivity analyses that allow readers to understand the potential impact of rate changes on your results in future period? It appears that presenting key historical amounts on a consistent foreign currency basis would also be useful information.

Comment 2 Response:

Historically, changes in foreign currency exchange rates have not been material to our business or our results of operations, and primarily impact our International reporting segment. We have reviewed Item 305 of Regulation S-K and, because management believes that our exposure to foreign currency exchange rate risk has historically not been material, we have not presented quantitative information or sensitivity analyses with respect to foreign currency exchange rate risk.

We believe, however, that disclosing the % of reported revenue by functional currency as well as month end exchange rates will provide investors a better understanding of foreign currencies impact, comparatively, on our results. Prospectively, we intend to include as an example the disclosure below starting with our June 2005 annual report on Form 10-K. An example of our proposed prospective disclosure is as follows:

The Company’s revenue for fiscal 2004 was transacted in approximately twenty-three currencies, while in fiscal years 2003 and 2004, the Company’s revenue was transacted in approximately twenty-four.  The relative mix over the past three years was as follows:

	Year Ended June 30,
	% of Reported Revenues			Month End Exchange Rates (*)
Revenues by currency (1)	2004	2003	2002	2004	2003	2002

United States Dollar	58%	56%	58%	1.00	1.00	1.00

European Euro	24%	27%	24%	1.1515	0.9914	0.8503

British Pound Sterling	6%	8%	6%	1.4153	1.5321	1.6558

Australia Dollar	—	2%	—	.6737	0.5635	0.5104

All Other Currencies (2)	12%	7%	12%	.75	.75	.75

Total	100%	100%	100%

* Shown in the functional currency, the US dollar

(1)  Calculated using average exchange rates for the year.

(2)  Average blended exchange rates for all other currencies.

We also intend to disclose, prospectively, a sensitivity analysis of those significant currencies, based on a % of our total revenue, where the impact of the fluctuation of those currencies in relation to the functional currency would have a significant impact on our results.

Financial Statements

Note1. Description of business and summary of significant accounting policies: Revenue Recognition, page 43

3.              Supplementally, describe to us the material terms of your agreement with HP to resell various hardware products. In addition, tell us whether you recognize revenue on these products on a gross or net basis and support your accounting under EITF 99-19.

Comment 3 Response:

See illustration 1 for a summary of the material terms of our agreement with Hewlett-Packard Company (“HP”).

We recognize revenue related to equipment we buy from HP on a gross basis in accordance with EITF 99-19, because we are the principal in any transactions where we purchase product from HP; we accept title FOB Destination or if we request special handling, FOB Shipping Point; we have sole responsibility for the risk and reward of ownership; and we are not a broker receiving compensation on a commission or fee basis. Our consideration of the guidance set forth in EITF 99-19 is detailed as follows:

We are the primary obligor in the arrangement – We have the sole obligation to pay for all purchases, and we have a separate, unrelated, contract between MICROS and the MICROS end customer.

We have general inventory risk (before customer order is placed or upon customer return) – Once we accept the goods (usually FOB Destination), we will bundle our hardware and/or software programs and then resell the bundled product to our end user. Under the terms of the agreement risk of loss or damage and title will pass to us from HP at a location we specify.

We have latitude in establishing price – The end product that we create by bundling our hardware and/or software is explicitly available for resell at a price that we establish with no involvement from HP.

We change the product – As an OEM provider, we purchase hardware, software and services from HP. We are required under the OEM agreement to substantially change the product by adding our hardware and/or software programs and reselling the bundled computer product, related services and the related documentation including our own documentation.

We have discretion in supplier selection –Our decision to use HP equipment compared to another computer manufacturer’s equipment is usually driven by the customer’s preference. We are not at all limited or restricted by this agreement in choosing a supplier of computer equipment, and we have historically also purchased computer equipment from other vendors such as DELL.

We are involved in the determination of product or service specifications - We are solely responsible for determination of the product specifications.

We have risk of physical inventory loss - Once we receive the goods and risk of loss and title pass to us we are solely responsible for the inventory.

We have credit risk for amounts billed to our customers – We are solely responsible for collection from our end user.

The relative strength of each of these variables provides compelling indicators under the guidance that the products resold should be recorded gross.

In addition, our consideration of the indicators related to Net Revenue Reporting is detailed below:

The supplier (not the company) is the primary obligor in the arrangement – HP is not at all responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by our customers. HP is only responsible to us in this regard.

The amount the company earns is fixed – The amount we charge our customers, and the amount we earn from the sale of our product is not fixed. The amount we charge our customers depends on the fair value of our bundled product or service. Fair Value for our product determines how much we earn or lose on the sale of our bundled products. No matter what price we sell our bundled product to our customers the cost related to the purchase of HP’s products or services are the same.

The Company (and not HP) has credit risk – None of our supplier’s has any credit risk related to our customers, including HP. We are solely responsible for the payment of any equipment we purchase from HP.

After considering the factors discussed above, we believe that revenue recognition for these products on a gross basis is appropriate and complies with EITF 99-19.

4.              Your disclosures appear to indicate that installation services requiring your “proprietary knowledge” are considered essential to the functionality of your solutions. Supplementally, clarify for us whether you consider these services essential and support your conclusion under paragraphs 70 and 71 of SOP 97-2.

Comment 4 Response:

We consider all of our software products off-the-shelf in accordance with paragraph 70 of SOP 97-2. Our installation services, described above as “proprietary knowledge”, do not provide significant production, modification or customization of the software. Our installation services do not alter the features or functionality of the program, and any interfaces we install are not necessary for the software programs to work. Typically, once the software is shipped it works as designed. One exception, however, relates to our newest software product, Opera.

We feel our installation techniques (“proprietary knowledge”), related to Opera, are the most efficient and effective means of installing this program. We do not consider these techniques significant production, modification, or customization of the program. Opera is a difficult software program to install, but our customers can and do install it without our involvement. For example, Wyndham Hotels and Resorts, installs the product without our involvement.

We also believe, and are relying on paragraph 71 of SOP 97-2, that our installation services should be accounted for as a separate item. Our services are available from other vendors, vendor specific objective evidence (“VSOE”) exists for the fair value of such services, and our customers can and do install our software themselves. In addition, we do not carry a significant degree of risk or unique acceptance criteria related to our software products and we are an experienced provider of installation services. Furthermore, we always involve customer personnel when installing the software.

Accordingly, we believe that our services are not essential to the functionality of the software and we recognize revenue based on the four basic criteria of SOP 97-2. That is:

Persuasive evidence of an arrangement exists:

•                  A contract is signed by both parties or a purchase order is received from the customer

Delivery has occurred or the services have been provided to the customer:

•                  The software products have been delivered and or installed to the customer prior to the end of the period in which revenue is to be recognized.

The fee is fixed or determinable:

•                  The payment terms of the contract are not escalating, they do not extend past twelve months after delivery and are based upon specific dates

•                  The payment terms are not based upon milestones

Collectibility is reasonably assured:

•                  The contract does not have any cancellation or refund clauses

•                  The customer is credit worthy - MICROS performs a credit review of significant customer transactions

•                  Collection is probable

In the instances where we have not met any one of the basic criteria above it is primarily because we have not met the delivery or acceptance criteria. If acceptance is required, and if there is any doubt as to whether our customers have accepted our product we defer the revenue and cost accordingly.

We do, also, on occasion, provide development services to customize our software product in a significant way in order to meet a particular customers needs. In these instances, we defer recognition of the contract in accordance with SOP 81-1, under the completed contract method. We use the completed contract method of accounting for development work, versus percent of completion, because the work is completed in less than one year.

We intend, however, to clarify our disclosure related to installation services prospectively in our June 2005 annual Form 10-K as follows:

Service revenue consists of maintenance support, installation revenue and customer specific development work. Maintenance support is initially recorded as deferred service revenue and is recognized ratably over the contract term. Installation services, which include project management, systems planning, design and implementation, customer configurations, training and assistance activating our products are recognized as the work is performed.

When the Company provides services deemed to be essential to the functionality of the software products licensed or the licensed software requires significant production, modification or customization, the Company recognizes revenue under the completed contract method in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Once acceptance occurs, revenue is recognized for all delivered elements, and maintenance service revenue is deferred over the contract period based on VSOE. The completed contract method of accounting is preferred over the percentage of completion method as the production cycles are usually not long term (less than one year).

Our software is ready to use by the customer upon receipt. While many of our customers may choose to tailor the software to fit their specific needs or require our assistance activating our programs, our implementation services do not typically involve significant customization to or development of the underlying source code. Installation services are recognized as the work is performed.

5.              If these proprietary installation services are deemed essential to the functionality of your solutions, explain to us how you addressed paragraph 64 of SOP 97-2 that requires contract accounting. Currently, your disclosures do not appear to indicate that you are using contract accounting and suggest that the hardware and service elements are accounted for separately from the license revenue that is deferred until the solution is ready to “go live.”

Comment 5 Response:

As mentioned in our response to comment 4, our disclosure is not meant to suggest that our “proprietary knowledge” is essential to the functionality of any of our software solutions. Rather, it is meant to describe the techniques used to activate our Opera software product. Generally, we believe the accounting for installation services qualifies as a separate item in accordance with paragraph 71 of SOP 97-2.

We do, however, have instances when our services do not qualify for separate accounting as the services are required to complete customer acceptance of the software. Accordingly, if a contract or agreement requires our off-the-shelf solution to be modified, or customized in a way that is significant, we defer all of the elements of the agreement, in accordance with SOP 97-2, under the completed contract method in conformity with ARB No. 45, using the relevant guidance in SOP 81-1. We intend to clarify this disclosure prospectively when we use contract accounting as follows:

When the Company provides services deemed to be essential to the functionality of the software products licensed or the licensed software requires significant production, modification or customization, the Company recognizes revenue under the completed contract method in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” and defers all related revenue for the contract until these services have been completed and accepted by the customer. Once acceptance occurs, revenue is recognized for all delivered elements, and maintenance service revenue is deferred over the contract period based on VSOE. The completed contract method of accounting is preferred over the percentage of completion method as the production cycles are usually not long term (less than one year).

6.              Supplementally, clarify the nature of any undelivered software contract elements that are subject to “appropriate deferral” if a third party can install your software.

Comment 6 Response:

As mentioned in comment 5, we use the term an “appropriate deferral” to describe the deferral of revenue required under all related guidance. Accordingly, if a contract or agreement requires our off-the-shelf solution to be modified, or customized in a way that is significant, we defer all of the elements of the agreement, in accordance with SOP 97-2, under the completed contract method in conformity with ARB No. 45, using the relevant guidance in SOP 81-1.

We consider an “appropriate deferral” necessary when we provide maintenance support, and non essential interfaces. We also intend the term, “appropriate deferral”, to describe the accounting for undelivered elements where VSOE exists for those elements. If an element of an agreement has not been delivered, and we have VSOE for the undelivered element, then we defer the revenue for that item in accordance with paragraph 12 of SOP 97-2 (appropriate deferral).

We intend to clarify our disclosure related to VSOE prospectively in our June 2005 annual report on Form 10-K as follows:

If a software license contains customer acceptance criteria or a cancellation right, recognition of the software revenue is deferred until the earlier of customer acceptance or the expiration of the acceptance period or cancellation right. Fees are allocated to the various elements of software license agreements using the residual method prescribed by SOP 98-9, based on vendor specific objective evidence (“VSOE”) of fair value of any undelivered elements of the arrangement. VSOE of fair value for our services including maintenance agreements are based upon separate sales of those arrangements, which are consistently applied. Under the residual method, the Company defers revenue for the fair value of its undelivered elements based on VSOE of fair value, and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue when the basic criteria in SOP 97-2.

7.              Explain to us how you considered the disclosure requirements of paragraph 12 of APBO No. 22. In this regard, we note that you have not disclosed how you determine whether pervasive evidence of an arrangement exists, the fee is fixed or determinable and whether collectibility is reasonably assured. In addition, you have not disclosed how you determine VSOE for undelivered elements.

Comment 7 Response:

Our consideration of the disclosure requirement’s in paragraph 12 of APBO No. 22 entailed deliberation of the accounting principles and the methods of applying those principles that materially affect the determination of our financial position, cash flows, or results of operations.  Our disclosure (see 10-K Ex. 9) related to Revenue Recognition summarizes AICPA SOP 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions (“SOP 98-9”).”

Overall we believe our disclosure in our 2004 Form 10-K (see 10-K Ex. 9) defines the point when the application of the authoritative guidance, referenced above, materially impacts revenue recognition related to our financial position, cash flows, and/or results of operations. With respect to our software license revenue and services revenue, we recognize the revenue when the basic criteria of SOP 97-2 are met. We then disclose the determining factor used to recognize revenue from Hardware, Software and Services, which we consider critical to our financial position, cash flows, and/or results of operations.

Furthermore, we believe our disclosure describing “Multiple-element arrangements” (see 10-K Ex. 9) outlines the impact  of the authoritative guidance (reference above) related to vendor specific objective evidence (“VSOE”) has on our financial position, cash flows, and/or results of operations. Our disclosure states that we recognize revenue for the delivered items when VSOE of fair value exists for all undelivered elements, the functionality of the delivered elements is not dependent on the undelivered elements, and delivery of the elements represents the culmination of our earnings process.  We consider VSOE of fair value to be a common industry term, which in our case is based upon the normal pricing and discounting practices for those products and services when sold separately or if the element is not yet being sold separately, the price for each element established by financial management.

However, we believe our disclosures can be made clearer, and we propose modifying prospectively, in our June 2005 annual report on Form 10-K, our complete disclosure related to Revenue Recognition as follows:

Revenue Recognition

Revenue consists of software license revenue, hardware revenue, and service revenue. Software license revenue is recognized in accordance with the AICPA SOP 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions (“SOP 98-9”).” Software license revenue, hardware revenue and service & support revenue are generally recognized when the four basic criteria of SOP 97-2 are met as follows:

•

Persuasive evidence of an arrangement exists: The Company’s policies and procedures require the controller’s office to review transactions in excess of $100,000. The Company considers a contract signed by both parties of the agreement or a purchase order received from the customer persuasive evidence of an arrangement.

•

Delivery has occurred or services have been rendered: Delivery occurs when media containing the licensed program is provided to a common carrier FOB shipping point or, in the case of electronic delivery, the customer is given access to the licensed programs.

•

Fixed or determinable fee: The Company considers the license fee to be fixed or determinable if the fee is not subject to refund or adjustment and is payable within twelve months of delivery. If the arrangement fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable. The Company considers service fees to be fixed or determinable if the services fee or rates for time and material contracts are not subject to refund or adjustment.

•

Collection is probable: The Company performs a credit review for significant transactions at the time the arrangement is executed to determine the credit-worthiness of the customer. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as they become due. If the Company determines that collection is not probable, revenue recognition is deferred until collection.

Hardware revenue is recognized at the time of shipment.

If a software license contains customer acceptance criteria or a cancellation right, recognition of the software revenue is deferred until the earlier of customer acceptance or the expiration of the acceptance period or cancellation right. Fees are allocated to the various elements of software license agreements using the residual method prescribed by SOP 98-9, based on vendor specific objective evidence (“VSOE”) of fair value of any undelivered elements of the arrangement. VSOE of fair value for our services including maintenance agreements are based upon separate sales of those arrangements, which are consistently applied. Under the residual method, the Company defers revenue for the fair value of its undelivered elements based on VSOE of fair value, and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue when the basic criteria in SOP 97-2 are met.

Typically, payments for software licenses are due within twelve months of the agreement date. When software license agreements call for escalating payment terms, or payment terms of twelve months or more from the delivery date, software revenue is recognized as payments become due and only if all other conditions for revenue recognition have been satisfied.

Service revenue consists of maintenance support, installation revenue and customer specific development work. Maintenance support is initially recorded as deferred service revenue and is recognized ratably over the contract term. Installation services, which include project management, systems planning, design and implementation, customer configurations, training and assistance activating our products are recognized as the work is performed.

When the Company provides services deemed to be essential to the functionality of the software products licensed or the licensed software requires significant production, modification or customization, the Company recognizes revenue under the completed contract method in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Once acceptance occurs, revenue is recognized for all delivered elements, and maintenance service revenue is deferred over the contract period based on VSOE. The completed contract method of accounting is preferred over the percentage of completion method as the production cycles are usually not long term (less than one year).

Our software is ready to use by the customer upon receipt. While many of our customers may choose to tailor the software to fit their specific needs or require our assistance activating our programs, our implementation services do not typically involve significant customization to or development of the underlying source code. Installation services are recognized as the work is performed.

CLOSING REMARKS

Please note that we are supplementally providing to the Staff the details of our HP contract as ILLUSTRATION 1 in response to your Comment #3. This information is being supplementally provided to you in accordance with Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-4, we request that ILLUSTRATION 1 be afforded confidential treatment and be returned to the company by the Staff promptly upon completion of its review.

The Company and I are responsible for the adequacy and accuracy of the disclosures in these and all filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please do not hesitate to contact the undersigned at (443) 285-8036.

Sincerely,

/s/ Gary C. Kaufman
Gary C. Kaufman
Executive Vice President, Finance and Administration and Chief Financial Officer

ILLUSTRATION 1:

HP GLOBAL OEM PROGRAM - MATERIAL TERMS

SELLER:	Hewlett-Packard Company (“HP”) and its subsidiaries and distributors

CUSTOMER:	MICROS Systems, Inc and it’s wholly or majority-owned subsidiaries

OBJECTIVE:

MICROS or its subsidiaries submit purchase orders referencing the agreement, and HP fulfills the orders.  If fulfillment is through an HP subsidiary or distributor, additional terms could apply.  The Agreement is intended to have global effect.  The mutual objective of this agreement is to purchase hardware, software, and services from HP, and then add a substantial amount of our OEM Value-add solution (software, hardware, service) as a fully integrated and inseparable element of the OEM product and resell such OEM product.  Where software is included in the offering, it is licensed and not sold, and MICROS can then pass along the software to its end users.

GENERAL:

HP and MICROS are independent contractors. This agreement does not establish a franchise, joint venture or partnership, or create any relationship of employer and employee, or principle and agent between the parties.

We acknowledge in this agreement that any commitment we make to our customers with respect to price, quantities, delivery, specifications, warranties, modifications, interfacing capability or suitability will be our sole responsibility, and we indemnify HP from liability for any such commitment

PRICING:	Prices and discounts are stated in the agreement and guaranteed for 12 months from the effective date of the Agreement, subject to some exceptions as stated in the addendum.

ORDERS:	Under the terms of the agreement all orders purchased by MICROS from HP must be in writing (“Purchase Orders”).

RISK OF LOSS:

HP will ship according to HP’s standard commercial practice, and risk of loss or damage and title will pass from HP to MICROS at the Ship-To address (“FOB Destination”). If we request special packing or shipping instructions risk of loss pass to MICROS on delivery to Customer’s carrier or designate (“FOB Shipping Point”).

PAYMENT:

Payments are due from MICROS to HP 30 days from receipt of HP’s invoice. HP may discontinue performance if Customer Fails to pay any sum due, or fails to perform under this or any other HP agreement after thirty (30) days written notice.

LIMITED COMMITMENT:

The Agreement is non-exclusive, and there are no quotas or minimum business volume obligations.  Pricing and discounts may be adjusted if business volumes do not meet or exceed agreed levels.  Also, MICROS is required to provide non-binding forecasts and projections for ordering and planning purposes.

TERM & TERMINATION:

The term of this agreement is twelve (12) months and renews automatically unless either party elects not to renew this agreement. Either party will have the right to terminate this agreement any time by giving ninety (90) days written notice.

OTHER TERMS:

Various warranties on product performance are offered; some warranties can be passed through to the end user.  HP offers support for its products, subject to terms and exceptions.  HP indemnifies for infringement claims based on HP products, subject to exceptions.  In general, HP’s and MICROS’s liability for claims arising under or relating to the agreement is limited.

10-K Ex. 1

Baja Fresh, Grandy’s, Red Rooster (Australia), Panera Bread, Popeye’s, Krispy Kreme, Ben & Jerry’s, Starbucks (mainly international sites), and Wendy’s. Most of MICROS’s QSR installations are with franchisees.

MICROS’s restaurant POS systems are also installed in hotel restaurants in chains such as Marriott International, Hilton International, Starwood, Hyatt, InterContinental Hotels, Hilton, Omni, Wyndham, Radisson, Kempinski, Swissôtel, Mandarin Oriental, Fairmont, and Four Seasons. Additional significant markets for the Company’s POS systems include complex foodservice environments such as casinos, cruise ships, sports arenas, airport concourses, theme parks, recreational centers, institutional food service organizations and specialty retail shops. Users include Aramark, Anton’s, Compass, Delaware North, HMS Host, and various government entities. The Company has installed large POS systems in the Foxwoods Hotel and Casino (Ledyard, CT), Grand Casino (Australia), Atlantis (Bahamas), Mandalay Resorts Group, Sun City (South Africa), Harrah’s Casinos, Luxor Hotel and Casino, MGM Grand Hotel Casino and Theme Park, Mirage Casino, Bellagio and The Venetian (the latter five casinos are located in Las Vegas, Nevada). MICROS supplies and services POS systems for users in the complex foodservice environments identified above both directly and through distribution channels, including through specialty reseller relationships with Blackboard, CBORD Group, and Diebold.

MICROS also markets both hotel and restaurant POS systems that it acquired as part of the acquisition of certain assets of Hospitality Solutions International, Inc. (“HSI”) in October 2000. The HSI hotel and restaurant systems products are both Windows® based software products that run on personal computers (“PCs”). Additionally, MICROS is marketing and further developing a POS product that it acquired via the stock purchase of Indatec GmbH and Co. KG (“Indatec”) in January 2001. The Indatec product is a proprietary based POS system with embedded software. Currently, the Indatec product is sold exclusively in Europe and is targeted to small restaurants.

MICROS’s specialty retail solutions are provided through its wholly owned subsidiary, Datavantage Corporation, a privately held software application developer and system integrator specializing in the specialty and apparel retail market, which was acquired on May 1, 2003. Datavantage has over 190 retail company customers. Its customers include Abercrombie & Fitch, Armani, Barney’s New York, Hugo Boss (Germany), Jos. A Banks Clothiers, Books-A-Million, Limited Too, Michael’s Arts and Crafts, Polo Ralph Lauren, Roots Canada Ltd. (Canada), Steve Madden Retail and Shaw’s Markets.

“MICROS”, “Fidelio”, “DatavatageCorp”, “Go 2 Team”, “In Store Plus”, “Ovation”, “Opera”, “Store 21”, “Tradewind” and “Patient Select”, are trademarks or service marks of MICROS or its subsidiaries. This Annual Report on Form 10-K (this “Annual Report”) also contains trademarks, trade names and services marks of other companies that are the property of their respective owners.

PRODUCTS AND SERVICES

Hotel Information Systems

For the hotel marketplace, MICROS develops, markets and distributes a complete line of hotel software products and services. The hotel information systems include property management systems, sales and catering systems, central reservation systems, customer information systems, revenue management systems (“RMS”), an Internet/Global Distribution System based hotel reservation service called myfidelio.net, and installation and support services associated with the various product sets. The PMS software provides for check-in and check out, reservations, guest accounting, travel agent accounting, engineering management, and interfaces to central reservation and global distribution systems. The S&C software enables hotel sales staff to evaluate, reserve and invoice meetings, banquets and related events for a property. The CRS software allows hotels to coordinate, process, track, and analyze hotel room reservations at a central facility for electronic distribution to the appropriate lodging site. The CIS software allows hotels to efficiently capture and track relevant information of guests. The RMS software allows hotels to manage room rates, occupancy, and the mix of business between corporate and transient customers. The software systems run on PCs. MICROS also offers an Internet based hotel reservation service via its myfidelio.net service. This service enables corporations, tourist representation services, and consumers to create room reservations directly with designated hotels. This service also allows those hotel properties without internal reservation capabilities to outsource to MICROS the maintenance of their connectivity to the global distribution systems, such as Sabre, Galileo, Amadeus and WorldSpan, and the internet-based alternative distribution system.

3

10-K Ex. 2

terminals being either industry standard PCs or proprietary terminals, including two types of proprietary intelligent terminals developed and designed by MICROS.

The Company’s restaurant POS systems are the 9700 Hospitality Management System (“HMS”), the 3700 POS system, HSI POS, Indatec, and the e7 Series. These systems provide transaction control for table service, quick service and large entertainment venues.

MICROS offers POS hardware terminals for entry of restaurant orders. The terminals can either be Intel® chip-based personal computers with additional functionality added for operating within foodservice environments or proprietary intelligent terminals. MICROS’s main PC based terminal workstations are the Eclipse and Workstation 4. The Eclipse was released in June 2001 and continues to be enhanced with faster chips and memory. It is a specialized point-of-sale computer designed to withstand the rigors of a restaurant environment. Sanmina-SCI Corporation (“SSCI”) manufactures the MICROS Eclipse PCWS. It is a color touchscreen based system that offers both passive and active matrix display options. MICROS resells various hardware products such as personal computers, printers, network cards, and other related computer equipment. MICROS signed an agreement with Hewlett Packard Corporation in fiscal year 2000 in which Hewlett Packard was designated as a non-exclusive preferred provider of personal computers, printers, and networking equipment on a global basis. Sales under this relationship began in fiscal year 2001.

MICROS released a new POS terminal in fiscal year 2003, called Workstation 4. This product is a thin-client point-of-sale terminal, utilizing Microsoft’s Windows® CE operating system, with standalone resiliency. This capability means that even if the system server shuts down, the POS terminal can continue to function and store data until the server is operational. MICROS’s Workstation 4 is manufactured by GES Singapore Pte Ltd. in Singapore. MICROS also markets a PC-based POS terminal called the Elite in its Asia/Pacific region. Partner Tech, Inc., manufactures this product for MICROS in Taiwan. GES is also manufacturing for MICROS a new product named the Keyboard Workstation. This new product allows for orders to be entered into the MICROS 9700 HMS via a low cost but durable workstation with a keyboard interface versus a more costly touchscreen.

The 9700 HMS, released in fiscal year 2001, and since upgraded to add new features and functionality in subsequent releases, is designed for table service and quick service restaurants in hotels, resorts, casinos, airports, stadiums/arenas, theme parks and larger independent and chain restaurants. The 9700 HMS product has an open systems architecture running on Microsoft’s Windows® 2000 operating system. The 9700 succeeded an earlier product called the MICROS 8700 HMS. The product can be deployed on site in a client-server configuration or on a multi-property configuration where a remote server can run multiple distant restaurants. A new version will be released in fiscal year 2005 that will allow the 9700 HMS to be deployed with an Oracle database in addition to the current proprietary database.

The 3700 POS, released in fiscal year 1997, is designed for table service restaurants. It has an open systems architecture utilizing Microsoft’s Windows® 2000 operating system, and either Microsoft’s SQL or Sybase’s relational databases, and runs on industry standard Intel®-based PCs. It utilizes a touchscreen, with the Microsoft Windows® based graphical user interface.

MICROS introduced the Restaurant Enterprise Series (“RES”) software suite, now called “RES 3000”, in fiscal year 1999. RES is a software suite of products that includes point-of-sale transaction control, restaurant operations (labor scheduling, time and attendance and financial management), data analysis, and communications. The POS software comprises the front-end application for the 3700 system. The restaurant operations modules constitute the Enterprise Office suite. The software modules include inventory, product forecasting, labor management, financial management, gift cards and enterprise data management. These modules are designed to operate at a restaurant site. For management of multiple restaurants, the RES includes a suite of software products called Enterprise Management. This suite allows for data to be transmitted to a remote site (including a corporation’s headquarters) for data collection and analysis. Additionally, changes such as pricing and menus can be made at a remote site and downloaded to specified restaurant locations. The Restaurant Enterprise Series is an important component of MICROS’s strategy to fully integrate point-of-sale transaction processing with other restaurant operational and management functions.

5

10-K Ex. 3

MICROS has developed and released in July 2004 a new POS system called the e7 Series. This product is designed for small restaurants and runs on the MICROS User Workstation 4 POS platform with a Microsoft Windows® CE Operating system. It is designed as the successor product for the MICROS 2700 HMS. The MICROS 2700 HMS was released in fiscal year 1989 and was marketed through fiscal year 2004. This product was highly successful with approximately 95,000 terminals installed in the product’s fifteen-year life.

In addition, MICROS developed and introduced an Internet based portal product called “mymicros.net” in fiscal year 2002. Mymicros.net posts store transaction POS detail to a centralized data warehouse in near real time. This product allows the customer to view reports and charts for a single store, a group, or the entire enterprise from any location that has an Internet connection. The mymicros.net software product can either be purchased via a license to use or by an annual or multi-year subscription contract. In fiscal year 2003, MICROS created a data center in its Columbia, Maryland headquarters to host the mymicros.net software for customers.

MICROS markets the HSI POS product primarily to table service customers in North America via a direct sales force. The product contains a wide array of point of sales features. A portal called “myhsi.net” was introduced in fiscal year 2003. The product’s functionality is similar to the mymicros.net portal and is designed for the HSI POS product. HSI is currently developing a new POS product called iPOS, which is a modified and enhanced version of the Internet-based point of sale product previously developed by MICROS and an outside development entity. The product will be released in fiscal year 2005. It can be deployed either on site in a client-server configuration or via a web-based configuration.

The Indatec POS product is marketed in Europe to smaller table service restaurants and small hotels with restaurants that do not require the higher-level functionality of MICROS POS products. These smaller restaurants require a lower cost product in terms of purchase and installation expense, a market niche that the Indatec product is designed to serve.

The Company’s design architecture allows existing users of many MICROS POS products to access new technologies and applications in conjunction with their existing MICROS POS system. In addition, many MICROS products interface with various back office accounting and property management systems, including the Company’s hotel PMS products.

Retail Information Systems.

Through its Datavantage subsidiary, MICROS markets store software automation systems and business intelligence applications. The store systems are called Store21 Store Management System (“Store 21”) and Tradewind Store Management System (“Tradewind”). Store21 is designed for smaller retail operations, while Tradewind is targeted at larger heavy transaction oriented retail stores. The Proact Home Office Business Intelligence Suite (“Proact”) includes loss prevention, customer relationship management, gift cards and audit control. The products operate on Microsoft’s Windows® NT and 2000 operating systems and utilize Sybase® as the database.

Datavantage is developing a next generation POS system for release in fiscal year 2005. This product runs on the Sun Microsystems Java operating system and incorporates the latest available programming features.

All of Datavantage’s software systems run on industry standard PCs and specially designed PC-based POS terminals manufactured by IBM and NCR. MICROS is working with Datavantage to develop a version of the Eclipse PCWS to offer to customers as an alternative POS terminal option.

6

10-K Ex. 4

Recent Sales of Unregistered Securities

On May 1, 2003, the Company entered into a stock purchase agreement by and among the stockholders of Datavantage Corporation and a parent holding company of Datavantage, pursuant to which MICROS acquired all of the issued and outstanding shares of Datavantage and its parent holding company on the terms and conditions stated in the Stock Purchase Agreement. The consideration paid by MICROS in the acquisition was approximately $52.3 million, subject to adjustments, modifications, and other conditions as stated in the Stock Purchase Agreement. The consideration consisted of $28.6 million cash paid at closing, $5.2 million cash to be paid 18 months after closing, approximately $0.3 million in transaction costs, and 719,360 shares of MICROS common stock. The shareholders of Datavantage Corporation and its parent holding company were not granted any registration rights in connection with the transaction, and they received unregistered Common Stock in the transaction. The offering of MICROS Common Stock to the shareholders of Datavantage Corporation and its parent holding company was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(2) of the Securities Act.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)

	Fiscal Years Ended June 30,
	2004	2003	2002	2001	2000
Statement of Operations Data
Revenue	$487,443	$405,857	$372,493	$332,166	$369,049
Income from operations	$56,834	$38,322	$18,764	$3,999	$29,470
Net income (loss)	$33,279	$21,782	$12,239	$(704)	$16,204
Basic net income (loss) per common share	$1.82	$1.24	$0.70	$(0.04)	$0.96
Diluted net income (loss) per common share	$1.73	$1.22	$0.69	$(0.04)	$0.91
Balance Sheet Data
Working capital (1)	$118,485	$73,779	$83,485	$60,644	$93,535
Total assets	$418,892	$370,015	$312,830	$274,456	$278,977
Long-term debt and capital leases (2)	$305	$667	$426	$3,679	$4,519
Shareholders’ equity	$262,973	$221,228	$178,362	$158,848	$163,621
Book value per share (3)	$14.34	$12.28	$10.18	$9.09	$9.44
Additional Data
Weighted average number of common shares
Outstanding - basic	18,245	17,502	17,510	17,377	16,796
- diluted	19,226	17,838	17,850	17,377	17,892

(1)          Current assets less current liabilities.

(2)          Including current portion.

(3)          Calculated as shareholder’s equity divided by common stock outstanding at June 30.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company’s discussion and analysis of its financial condition and results of operations are based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those that impact revenue recognition and those related to capitalized software, intangible assets, allowance for doubtful accounts, allowance for obsolescence, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

7

10-K Ex. 5

Revenue increased by $81.6 million, or 20.1%, to $487.4 million for fiscal year 2004 compared to the same period last year. Of the increase, the U.S. reporting unit accounted for $53.3 million while the international reporting unit accounted for $28.3 million over the same period a year ago. The increase in the U.S. was mainly due to increased sales volume from various roll out programs and sales from Datavantage. The increase in the European international reporting unit was primarily due to exchange rate fluctuations, primarily between the Euro and the U.S. dollar.

An analysis of the sales mix by reporting segments is as follows (note: amounts are net of intersegment eliminations, based on location of the selling entity and includes export sales):

	U.S.		International
	Fiscal Years		Fiscal Years
	Ended June 30,		Ended June 30,
(in thousands)	2004	2003	2004	2003
Hardware	$93,729	$82,906	$57,911	$54,108
Software	46,043	34,773	36,443	32,840
Service	127,293	96,129	126,024	105,101

Total	$267,065	$213,808	$220,378	$192,049

An analysis of the sales mix as a percentage of total revenue is as follows:

	Fiscal Year Ended		Fiscal Year Ended
	June 30, 2004		June 30, 2003
(in thousands)	$	%	$	%
Hardware	$151,640	31.1%	$137,013	33.8%
Software	82,486	16.9%	67,614	16.7%
Service	253,317	52.0%	201,230	49.5%

Total	$487,443	100.0%	$405,857	100.0%

Hardware revenue increased primarily due to sales of the Workstation 4, which was released in the fourth quarter of fiscal year 2003. The increase in Workstation 4 was offset by a decrease in the sale of PC Workstations. The decrease in PC Workstations is due to the replacement with the newer and less expensive Workstation 4 as well as the near completion of a previous roll out program that utilized PC Workstations. The increase was also attributed to third party computer equipment sold by Datavantage. Software revenue increased primarily as a result of various roll out programs currently in progress and the sale of Datavantage’s suite of software products. Service revenue increased mainly due to increased support revenues and increased installation revenue from the continued expansion of the MICROS customer base as well as the recurring support revenue of existing customers and the addition of professional services and support provided by Datavantage.

Datavantage’s hardware, software and service revenues for the fiscal year 2004 were $9.5 million, $9.9 million and $25.6 million, respectively.

Overall cost of sales, as a percentage of revenue, decreased to 48.9% for fiscal year 2004 from 51.1% in the prior year. Cost of sales for hardware, as a percentage of related revenue, decreased to 69.6% in fiscal year 2004 compared to 71.6% in fiscal year 2003. The year over year decrease was primarily due to the increase in overall sales volume, especially of the Workstation 4, which generates improved margins. Software costs, as a percentage of related revenue, decreased to 19.9% in fiscal year 2004 compared to 22.8% in the prior year. The year over year decrease was mainly attributed to the increase in software sales volume compared to the fixed costs of software amortization. Service costs, as a percentage of service revenue, decreased to 46.0% in fiscal year 2004 compared to 46.6% in fiscal year 2003. The decrease was primarily due to the continued expansion and increase of recurring support revenue compared to the relatively fixed costs of providing customer support as well as Datavantage’s high margins in their service products.

10-K Ex. 6

Selling, general and administrative expenses increased $22.6 million, or 17.1%, in fiscal year 2004 compared to fiscal year 2003. This increase is primarily due to the acquisition of Datavantage. Datavantage contributed an additional $13.0 million in selling, general and administrative expenses in fiscal year 2004 compared to fiscal year 2003 due to the fact that we purchased Datavantage as of May 1, 2003 and therefore there was only two months of expenses in fiscal year 2003. The year over year increase was also due to the increase in salaries and related expenses and related foreign exchange increases. In addition, the increase was also attributed to $1.3 million of external costs related to the requirements of Sarbanes-Oxley Section 404. As a percentage of revenue, selling, general and administrative expenses decreased to 31.9% in fiscal year 2004 compared to 32.7% in fiscal year 2003.

     Research and development (“R&D”) expenses consist primarily of labor costs less capitalized software development costs. In fiscal year 2004, R&D expenses increased $8.5 million, or 45.1%, compared to fiscal year 2003. As a percentage of revenue, R&D expenses increased to 5.6% in fiscal year 2004 compared to 4.6% in fiscal year 2003. Capitalized software development costs increased $0.6 million to $5.2 million in fiscal year 2004. The increase was primarily due to Datavantage’s development of Xstore, which is a Java based POS product. A comparative summary of R&D activities is as follows ($ in thousands):

	2004	2003
Total R&D	$32,387	$23,329
Capitalized software development costs	(5,178)	(4,581)

Total R&D expenses	$27,209	$18,748

Total revenue	$487,443	$405,857
R&D expense as % of revenue	5.6%	4.6%
Total R&D as % of revenue	6.6%	5.7%

Depreciation and amortization expense increased by $0.9 million or 10.6% in fiscal year 2004 compared to fiscal year 2003. The increase is primarily due to additional depreciation and amortization expense associated with assets of Datavantage.

Income from operations for fiscal 2004 was $56.8 million, or 11.7% of revenue, compared to $38.3 million, or 9.4% in fiscal year 2003. The increase was mainly due to the overall increased sales volume due to improved market conditions and various roll out programs currently in progress. In addition, the increase was partly attributed to the Datavantage acquisition in May 2003, since Datavantage generated income for the Company for only a portion of fiscal year 2003. Datavantage’s contribution to income from operations in fiscal year 2004 was $6.9 million compared to $1.6 million in fiscal year 2003.

Non-operating income for fiscal year 2004 increased by $1.8 million primarily due to a legal settlement in the net amount of approximately $1.3 million in the second quarter of fiscal 2004. This was partly offset by a write off of a $0.8 million investment in the fourth quarter of fiscal year 2004 versus an investment of $0.5 million written off in fiscal year 2003.

The effective tax rate for fiscal year 2004 was 41.0% compared to 40.5% for fiscal year 2003. The increase was due to the relative mix of earnings in higher taxing jurisdictions and a potential tax settlement in foreign jurisdictions.

On August 30, 2002, a World Trade Organization (‘WTO’) arbitration panel issued a final decision upholding a challenge allowing the European Union (‘EU’) to impose $4.04 billion per year in retaliatory tariffs on certain products if the U.S. tax code is not brought into compliance with an August 2001 WTO decision. This original decision found that the extraterritorial tax provisions (‘ETI’) of the FSC Repeal and Extraterritorial Income Exclusion of 2000 constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. The EU began to impose such sanctions effective March 1, 2004. To date, the sanctions have not had any impact on the Company’s consolidated financial statements. However, negotiations among the EU, the European Commission, and United States have been on-going and it is currently uncertain when and if any resolution via U.S. legislative actions will subsequently mitigate the sanctions ruled upon by the WTO panel. As a result, it is currently not possible to predict what impact, if any, this issue will have on the Company’s future earnings pending final resolution of this matter.

10-K Ex. 7

Comparison of Fiscal Year 2003 to Fiscal Year 2002:

The Company recorded a diluted net income of $1.22 per common share in fiscal year 2003, compared with a diluted net income of $0.69 per common share in fiscal year 2002. This increase was primarily due to increased sales volume, the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) (See below and Note 1 of the Notes to Consolidated Financial Statements under the heading “Goodwill”), as well as the effect of the acquisition of Datavantage. The acquisition contributed approximately $0.06 per common share to diluted net income in fiscal year 2003.

Revenue increased by $33.4 million, or 9.0%, to $405.9 million for fiscal year 2003 compared to the same period last year. A comparison of the sales mix for fiscal years 2003 and 2002 is as follows ($ in thousands):

	Fiscal Years Ended June 30,
	2003		2002		Change
	$	%	$	%	$
Hardware	$137,013	33.8%	$134,124	36.0%	$2,889
Software	67,614	16.7%	57,174	15.3%	10,440
Service	201,230	49.5%	181,195	48.7%	20,035

Total	$405,857	100.0%	$372,493	100.0%	$33,364

In absolute dollars, combined hardware and software revenues for fiscal year 2003 increased $13.3 million, or 7.0%, and service revenues increased $20.0 million, or 11.1%, over the same period a year earlier. Combined hardware and software sales increased primarily due to the increase in sales volume for computer equipment and Opera software. The increase was also attributed to the release of Workstation 4 and mymicros.net software and the increase in volume for the Elite PC workstation. Service revenues increased primarily due to support revenues earned on a larger customer base. Datavantage accounted for approximately $5.1 million of hardware and software revenues and $4.2 million of service revenue in fiscal year 2003.

Cost of sales, as a percentage of revenue, decreased to 50.4% from 51.8% in the prior year. Cost of sales for hardware and software products, as a percentage of related revenue, was 55.3% and 55.5% in fiscal years 2003 and 2002, respectively.

Service costs, as a percentage of service revenue, decreased to 45.0% in fiscal year 2003 compared to 47.5% in fiscal year 2002. The decrease was primarily due to the continued expansion of the Company’s customer base and the ability of the Company to increase productivity by increasing service revenues at a rate in excess of service costs.

Selling, general and administrative expenses increased $9.6 million, or 7.8%, in fiscal year 2003 compared to fiscal year 2002. This increase was partially due to the acquisition of Datavantage. As a percentage of revenue, selling, general and administrative expenses decreased slightly to 32.7% in fiscal year 2003 compared to 33.0% in fiscal year 2002.

R&D expenses consist primarily of labor costs less capitalized software development costs. In fiscal year 2003, R&D expenses decreased $0.6 million, or 3.0%, compared to fiscal year 2002. As a percentage of revenue, R&D expenses decreased to 4.6% in fiscal year 2003 compared to 5.2% in fiscal year 2002. Capitalized software development costs increased $1.5 million to $4.6 million in fiscal year 2003 due to Workstation 4 and the continued capitalization of Version 8. As a percentage of revenue, total research and development expenditures (including capitalized software development costs) amounted to 5.7% in fiscal year 2003 compared to 6.0% in fiscal year 2002.

10-K Ex. 9

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided to the customer, the fee is fixed or determinable, and collectibility is reasonably assured.  In instances where the customer specifies final acceptance, revenue is deferred until all acceptance criteria are met.  The Company reduces revenue for estimated customer returns and allowances.

Hardware

Revenue from hardware sales is recognized at the time of shipment.

Software

If a third party can install the software, revenue is recognized when shipped, with an appropriate deferral for any undelivered software contract elements.  However, if the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when ready to go live, with an appropriate deferral for any undelivered software contract elements.  This deferral is earned when significant obligations no longer exist.

Service

Service contract and hosting revenue is initially recorded as deferred service revenue and is recognized on a pro rata basis over the contract term.  Revenue for the installation of the product, programming and the training of customers’ staff is recognized as the work is performed.  Revenue from customer-specific development work is recognized under the completed contract method.

Multiple-element arrangements

The Company enters into transactions that include multiple-element arrangements, which may include any combination of hardware, software and/or services.  When some elements are delivered before others in an arrangement and all of the following criteria are met, revenue for the delivered elements is recognized upon delivery of such item.  Otherwise, revenue is deferred until the delivery of the last element.

•    Vendor-specific objective evidence (VSOE) of fair value of undelivered elements is established;

•    The functionality of delivered elements is not dependent on the undelivered elements;

•    Delivery of the element(s) represents the culmination of the earning process.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market.  Cost is determined principally by the first-in, first-out pricing method.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to ten years.  Leasehold improvements are amortized over the life of the lease or estimated useful lives, whichever is shorter.  Maintenance and repairs are charged to expense as incurred, and the costs of additions and improvements are capitalized.  Any gain or loss from the retirement or sale of an asset is credited or charged to operations.

Depreciation expense for fiscal years 2004, 2003 and 2002 was $9,211, $8,784 and $7,906, respectively.

Software for internal use

Internally used computer software is capitalized according to Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”  Capitalized costs are amortized on a straight-line basis over the estimated life of the software ranging from three to five years.

Warranties

The Company’s products are under warranty for defects in material and workmanship for a period ranging from 12 to 48 months.  The Company establishes an accrual for estimated warranty costs at the time of sale.  Historically, the Company’s warranty expense has not been material.